Filed by Elastic N.V. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Endgame, Inc.

Commission File No.: 001-38675

The following communications are being filed in connection with the acquisition of Endgame, Inc. by Elastic N.V. The following is a transcript of a presentation by Elastic N.V. at the Citi 2019 Global Technology Conference on September 4, 2019. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. Elastic believes that none of these is material.

CORPORATE PARTICIPANTS

Shay Banon, Elastic N.V. – Co-Founder, CEO & Chairman

PRESENTATION

Unidentified Analyst,

At Citi, we’re very pleased to have Shay Banon, the CEO and Co-Founder of Elastic. And Anthony actually asked me to read this quick abridged version of the safe harbor statement, so I hope I don’t mess it up. But statements made in this discussion which are not statements of historical fact are forward looking based on current expectations. Please refer to the disclosures on the website. So hopefully, that takes care of that.

Shay Banon, Elastic N.V. – Co-Founder, CEO & Chairman

I know it by heart by now, so one of the benefits of becoming a public company CEO.

Unidentified Analyst,

Yes. There’s — it’s — I’m sure you love to read that, too. Shay Banon, Elastic N.V. – Co-Founder, CEO & Chairman Oh, yes, yes, yes.

QUESTIONS AND ANSWERS

Unidentified Analyst: A lullaby, right? So Shay, thanks for coming. I think a lot of companies have — or sorry, a lot of investors have heard of Elastic and may know it’s a search company but may not know exactly — what exactly you do, where do you play in the technology stack, are you a database, are you simply a search engine, are you an inquiring tool. Maybe just give us the history of the company and help frame what Elastic does and kind of where it operates in the data and analytics spectrum.

Shay Banon: Yes. Of course. So I’ve been in the search space for many years now. I got into it trying to build a recipe out for my wife. And I wrote the first few lines of code of Elasticsearch, the main product and it’s at the heart of what we do when it comes to building the company around it. If you think about it, search is just a very natural experience that we have as users, either because it’s useful or because Google has conditioned us to think so. But regardless, we open our day with a search box and we start it there. And whenever we try to find something, we open a search box and start to engage our — how we work with data there. And if you take that experience and apply it to many different use cases, it’s just a natural way to do that. So if you take that experience and put it into, I don’t know, intranet information and call it enterprise search, then that’s one way. If you put that experience on top of a search box on Uber or Lyft or other companies that you have, then that’s a search experience. So those are, by the way, users and customers of ours. If you put that search box on top of a machine data or information that is gathered through servers, then that’s observability, that’s logs, that’s a search experience. So all of these things we’re using exactly the same software, exactly the same stack to try to solve them and it’s exactly the same engine, and that’s what we’re trying to build.

Obviously, as we grow as a company, we do focus on certain use cases, and we go — we like to say that we go deep in them and provide the end-to-end experience. So next to this generic engine, we’ll go the extra mile and build experiences. And these have been enterprise search one, the logging one or the anti-operation logs, APM, SIEM and a few others now.

Unidentified Analyst: Got it. And maybe just help us understand, so I think the root of Elastic was kind of founded upon some open-source technology like Lucene, and there’s other various search methodologies out there like Solr. And maybe just help compare and contrast the Elastic platform relative to some of these other search capabilities out there. What’s the differentiation?

Shay Banon: Yes. Sure. So I think that you should be thinking about things — start with saying things like is this a library or is this a runtime or a server or something that you install or deploy on the cloud or something like that. So definitely, there’s like search libraries out there, and we use some of them like Apache Lucene. We’re one of the major contributors to this open-source library. But then you need to have a whole server, you need to have all the ecosystem, you need to have UI and you need to have everything around that. So we’re building that as well as a company.

When it comes to the market itself, I would argue that, historically, this would have been an interesting question. But practically, now we are the de facto open-source search engine out there. So it’s like if someone goes and wanted to install any type of search engine, especially for the, like, the basic use cases, they’ll use us. We don’t see any other vendors out there.

Unidentified Analyst: Right. Got it. And so you recently reported results last week with pretty strong numbers, and I won’t grill you on the 606 details. I know that’s your favorite, second to the safe harbor.

Shay Banon: Yes, exactly that. Revenue recognition, yes.

Unidentified Analyst: Exactly. But maybe — I think one interesting things in the results was you talked about kind of growing use cases within security and APM and maybe even leading with those products in some of these deals. Could you just recap on what you saw last quarter there?

Shay Banon: Sure. But maybe just from a strategic perspective, if you’re building a product that you really feel like that like this is something that is generic, something that can support many different use cases, one of the mistakes that I think that you can make is just trying to promote it like one. And then it’s like — I think that’s what happens, for example, in the Hadoop space where it’s like you go and select this as one bucket that try to captures everything, but it doesn’t manifest itself in reality to specific use cases. So one of the things that we’ve done as a company that we believe that we’ve built something that just provides search experience across many different use cases, but we go deep in use cases.

So in the beginning, it was the enterprise search market or the application search market, and then logging came along. And I think people don’t remember that because we’re so popular in logging now, but logging was something new back then. And then we invested. We made sure that we become easier and easier and more complete in the logging space. And then it kind of like — it got to a point where people didn’t only adopt us for search, they started to adopt us for logging. And then logging started to bleed and be one of the reasons why someone would adopt us first.

And that has been the stance that we have all the time and that happens. Now the example that I gave on the earnings call last week was that I’m starting to see that in APM. So if you really believe that like us that the question about how do I observe my infrastructure or how do I observe my IT deployment and I want to be able to have visibility into it and then logs, APM, metrics are just features of that, then things fold into one. It’s going to take some time until they do it. It’s happening now. But we’re starting to see people going and saying, “Hey, we’re not only adding APM to logs. We’re actually adopting Elastic just for APM, and then we’ll add logs afterwards.” And that’s great to me because it just shows that our maturity in APM as a feature, as a product is — got to a point where people just view us as a good replacement to other tools.

Unidentified Analyst: So in the APM space, who are you primarily going up against? Is it — do you see New Relic? Or who — is it greenfield or displacement of incumbents?

Shay Banon: It’s the usual suspects. So there’s — most of the cases today with APM is people add APM to existing logging deployments that they have. And the reason why they adopt us for logging is either greenfield solutions, which we’re probably — we are the most popular open-source logging platform out there. So it’s like you just deploy us and start to use us. So there’s tons of deployment that we don’t know about. They just get adopted because we have a free tier or free distribution, and then they just add APM to it. And now we’re starting to see people adopting us for APM directly. And then when it comes to APM directly, it’s the usual suspects. It’s like definitely on the self-managed side and the SaaS side.

Unidentified Analyst: So that was interesting how you talked about kind of this convergence of APM in logging. Is that — do you think that’s happening also on the security side? And maybe talk about some of the dynamics you’re seeing in that business as it relates to competitors like Splunk.

Shay Banon: Yes. I think one of the benefits that you have coming from our position, and it’s like it’s the beauty of having a fresh look at a problem and because we come from the search space, we have the benefit of doing that. So for example, 2 years ago, when we acquired a company in the APM space, people asked us like, “Why do you want to go into the APM space? It’s so crowded, tons of vendors. And why would you even do that?” And we just looked at the problem differently and said, “Well, we don’t really see a difference between logs, APM and metrics. We’re talking to users all the time, talking to developers, talking to devops people, talking to operations people. And we don’t see a difference between those, so why not — why is this convergence not happening?”

And in the security space, I think the lines have been drawn and it’s an opportunity just to have a fresh look in the security space as well. And it’s pretty obvious to us that we’ll get it in the security space because you do logs, you’re basically doing SIEM or the SIM space like whether you want to or not. So we get adopted and we’re being used for that all the time. But now we have like a product and we have packaging. And well, like I said, like we go deep in that market. But then when you want to go into that market, you also hopefully have the benefit of having a fresh look into it. That fresh look, to me, manifests in 2 ways. One of it is just take our go-to-market to it. It’s like the security market is — I like to equate it to like fighting over the CISO inbox, right? It’s like how clever can I get toward email titles to get the attention, to then manage to have a POC, to match and go and show value, something. That is very, very weird for us in Elastic to do that. It’s like — we like to do like bottom-up, here’s the product, test it, it works, use it. It doesn’t, we’ll get better. So it’s like that level of litmus test of a product is something that you don’t see in the security space.

And I think the other one is the fact that things will converge, the lines have been drawn and some of them don’t necessarily make sense. And one of them, and again like looking forward into the future, is endpoint and SIEM. Like we look at it and like, well, for SIEM, we need to have an agent that ship security data. Endpoints are obviously agents that you install on endpoints on your laptops. For example, on servers as well, why are they different, like what was the reason around that. And we need to develop this endpoint-level technology to build a better SIEM and vice versa, so why not go in and capture these 2 markets?

Unidentified Analyst: Right. Which you did with the recently announced acquisition of Endgame.

Shay Banon: Endgame. Yes.

Unidentified Analyst: And so I guess maybe expand a little bit more on the strategy there. If there is kind of value in ending that entire kind of data life cycle. Obviously, you’re not going out and trying to compete in the very competitive endpoint market per se. But I guess, if there is value in owning that whole end-to-end process, I mean how does — how can you kind of do both if you’re not going out and competing in the endpoint market?

Shay Banon: I mean so first of all, I do think that we’ll end up competing in the endpoint market. So we didn’t acquire an endpoint company and then not do something on the endpoint space. We’re going to work the same way that we’re working on APM. We’re going to build the best APM product that we have. Even if the market converge in APM, stops being a use case and become a feature, we still want to build the best feature possible for our users.

I do think that it’s an opportunity for us to bring bottom-up adoption into the endpoint market as well. So it’s like how do we take our go-to-market and apply it now to endpoint. I do think that it’s going to take time. I do think that we need to take endpoint and integrate it, what Endgame has built and integrate it into our stack. There’s tons of IP in Endgame like that. The team is very, very strong. Some of them, some of the team members have been doing this for years. They’ve built like 5 different endpoints in 5 different companies from FireEye to others. And they have a lot of experience. And obviously, there’s a lot of IP that went into it. So I think that we can go to our users and say, “Hey, here’s a bottom-up adoption model that gets you into the endpoint space. You install that endpoint, and you get tons of value just from protection and remediation and everything. But also when it ships data, it ships it to a SIEM that is best in class.” That’s a very, very strong story that I think that we can make to our users. And if these markets — again, if they converge, I’d love to be prepared for it as a company.

Unidentified Analyst: And you would kind of contrast that bottoms-up approach in the endpoint market as something that you don’t see competitors doing to kind of go on after the C-level, and this would be kind of a way for you to differentiate?

Shay Banon: I think so. We’re definitely — even on a basic level, it’s like we’re running our company and we went up installing endpoints here and there on servers or laptops or what have you. And it’s — definitely, the interaction model that we have with these vendors is very, very different compared to what we used to. So I think that that’s — like you can’t do — you can’t test a product before — like going through like 9 levels of hell of talking to reps and everything just to get a chance to like test something. So we’re not used to it. So I love to go and say like, “Here’s a product. We think it’s the best one. Use it. And if it’s the best one, engage with us.” That’s how we work, and I’m excited about being able to go and bring that.

Unidentified Analyst: Yes. Got it. And how are you thinking about future acquisitions? And do you feel like there’s other areas of security or kind of nice adjacencies to your core platform that would make sense to go out to buy versus build?

Shay Banon: Yes. So first of all, we — I think we’ve done both over the history of Elastic, and I’m proud of both of them. So it’s like you would go and see a company that has uncharacteristically maybe done quite a few acquisitions all the way back to early days of Elastic. And I think it’s the power of the community that we’ve built that we can go and tap into that community and engage in and bring them into our company. And then the integration of these people and the products is not as expensive, if you will, and has high chances of success.

But also, we’ve innovated internally. So the whole Elastic SIEM product that we just launched — and again, like it’s early phases. We’re always on the side of release soon, and then iterate very quickly on that release. That happens completely internally within Elastic, like we created the team that works on it and develops it and everything around that.

When it comes to acquisitions, Endgame is our largest acquisition that we’ve done to date. It hasn’t closed yet, so we’re working through that. But the way that I like to think about it is that you need to give an acquisition a chance to succeed. So just the fact that you acquired a company is just the first step. You need to work really hard after that to make sure that it’s successful. I think we have a good story there. They have been using Elasticsearch for a long time. And Endgame themselves like they’ve been embedded on Elasticsearch. Great cultural match. We’ve been talking to the team obviously. But it’s like it’s something that we need to take our time and make sure that we invest and making sure that that’s successful. So that’s why the future acquisition is something — it’s not that we’re being very diligent about it. Obviously, we can’t disclose anything, but we’re being very diligent about it because we need to make sure that the existing one with Endgame will be successful.

Unidentified Analyst: Right. So we’re roughly halfway through, and I know it’s a packed room. Want to make sure people have a chance to ask questions. If you have a question, raise your hand, and we’ll grab you a mic. I had shy audiences today. It’s first day, first day jitters, I guess.

Shay Banon: It’s too early.

Unidentified Analyst: Yes, especially West Coast.

Shay Banon: Yes, exactly.

Unidentified Analyst: So there’s been some headlines in kind of the open-source ecosystem over the last years as it relates to competitive concerns with AWS. One of your, I guess, data analytics peers, Mongo, actually

(technical difficulty)

where too little or too much open sources is — how do you strike that balance? And I guess what prevents you from not taking a more aggressive approach like Mongo did?

Shay Banon: So there’s a few points that I can mention there. The first part is we use open source to try to build communities, to try to build engagement. Like one of the features of open source — there was sometimes a mistake in thinking like, oh, open source is how you offload R&D, it’s like you get 1,000 developers that will go and develop everything and you make use of it. Actually, the truth is that most of the time, there’s like a handful or a single company that ends up developing most of the things in open source. And in the case of Elasticsearch, in Kibana and our product lines, it’s us, right? It’s like we developed like 99-point-something percent of the code base. In our case, like is the case with Mongo, we own the intellectual property of our open-source project. It’s not around a foundation or something along those lines, and that was always important for us to be able to own our feature.

So what open source actually gives is the ability to — like, so why is open source so successful? And this has been an evolution also or something that I’ve thought a lot about. It’s because of things like open — like the code is open. And when the code is open, it’s not because you can introspect it, it’s just because you have the ability to — like sometimes you don’t have to do something.

Just to have the ability to do it is very important, especially for developers in bottom-up adoption. It’s the ability to go and open a bug and talk to the developer

(technical difficulty)

so like that’s very strong interaction. Like when you collapse this interaction model, it’s like that’s — those are super, super valuable. So what we’ve tried to do, and I think Mongo as well, is — and obviously, open source has different licenses mechanism. And obviously, that comes with potentially people coming in and using the software in a way that can compete with your company. By the way, that has been going on for years. So it’s like part of the things that I don’t like about this whole AWS movement is — I mean own what you’ve done. You put something out, it’s open source, own it. Like don’t go and then say, oh, someone took it, I feel bad about it or something along those lines and it’s not fair or something. Then just go and do something about it.

And I think the opportunity of SaaS is so big that open-source companies need to take a stance there, right? In fact, it’s just an extension of what it has. Like if people are now moving to — instead of deploying something on-prem where most of them were using the free open-source version, they’re moving to SaaS, they need to pay someone. And Mongo and ourselves and others say, “Well, if they pay someone, they might as well pay us as the one that leads the development.”

And then you ask yourself, how do you enable that? And Mongo changed the — the answer for that is, by the way, obvious. You put features in a license that AWS can take and use if you want to do something about it. And MongoDB changed their whole license. We created a tier that is proprietary and free, and we’re putting significant investments. I mentioned most of them in the earnings call, many of them in the earnings call last week. Most of the investments that we make goes into these proprietary and free tier.

Now what we’ve tried to do is that proprietary free tier, the code is open. The engagement is still there. So all the characteristics that I would argue that made open source successful, we’ve tried to maintain. So we took all of our commercial code and opened it up because we wanted to maintain that interaction and the fact that you can go into the code. We opened it up means that people can go and open bugs and what have you and have the stem level of interaction. And we’ve done all of that a year ago, and we folded it into a single distribution because we wanted to increase the chances of success of our proprietary IP. And we’ve done it. I would argue, like, our default distribution is super successful.

So at the end of the day, I mean MongoDB did one thing. We did something slightly different. But spiritually, we’re in the same boat, which basically means we’re going to take features and we’re going to put significant investments in a license that AWS cannot take and use. Because that’s important to our future, and that’s what we’re doing.

Unidentified Analyst: Yes. Maybe just talk about some of the proprietary features that you’re adding to this. I think you have 4 different — you have basic goals (inaudible). What are kind of some of the more popular features that customers are using and adopting that would obviously be a differentiator versus something that AWS can offer?

Shay Banon: Yes. So it goes all the way from things like, I don’t know, how do you secure a cluster of Elastic, like the basic stuff, if you will. So like security features, loading features. So if you have data in the system and you want to go and alert on it, how do you go and alert on it; if you want to be able to build certain type of visualizations or type of the stacks, certain types of analytics capabilities in the engine itself. So the point is not to go and point at its feature just to say like it’s also like on a feature level that we have that, but also on a solution or use case basis. So all of Elastic SIEM is proprietary. Now it’s built on top of the foundation and everything, but it’s like you’re not going to get Elastic SIEM anywhere else unless you’re — and actually, we’ve tried to be aggressive there in a good way, I think, in providing it for free. So anybody that downloads or use it in self-managed, they’ll see it for free; or to a degree, if they use our SaaS service and upgrade it to a new version, they’ll certainly see SIEM there. And hopefully, our goal is now they’ll see SIEM, they’ll start to stream security information into the SIEM and they increase their deployment footprint and then they’ll see value in that and then pay us more as a result of it.

So it goes to maps, the whole mapping service. We’re running — we have to run like a Google Maps like back end in our infrastructure with open street map and everything, all the way down to visualizing maps in Elastic. Now we’re making these investments in Elastic Maps because we need that both as a use case. Geo is just a very common use case in search, but also because maps are so critical in SIEM and logs and many other use cases as well.

Unidentified Analyst: So maybe talk about the cloud business. So you talked about how you are delivering some of these things like a SIEM product into Elastic SaaS. But where we at from just, I guess, a feature parity perspective from the self- managed versus cloud? And how are you just thinking about the development of those 2 road maps? Are you thinking about them the same way? Or are you prioritizing one versus the other? I think still a vast majority of customers are using the self-managed today.

Shay Banon: Yes. Yes. So the first part is we have, we call it the Elastic Stack. So we call it the Elastic Stack. It’s a bit of an amorphic name because it just has a lot in it. But we released a new version of it. And immediately, that new version is available on our cloud service, so anything we put into that — and available to download. So anything we put into that stack is immediately available on our SaaS version and immediately available for self-managed. And then there’s like cloud-level features that we have. For example, yesterday, we just announced that we’re deploying our cloud on Azure, which we now support, Microsoft Azure, which is exciting for us. So now we have another cloud provider that our users can go and deploy on. And if they made investments in Microsoft Azure, then we can give them a solution there as well or a more formalized solution there. So it’s like there’s SaaS-level features that we need to go and develop. But in terms of investments like 99-point-something percent that we put into the stack is immediately available both on on-prem and on SaaS.

Unidentified Analyst: So sticking on Azure, I saw that announcement where it’s available now on the Azure Marketplace. I guess do you feel like there’s any pent-up demand? I mean I always thought that Azure as being the #2 cloud provider here in the U.S. that — yes, it was something that — I was almost kind of surprised you hadn’t built that out. But do you feel like there’s kind of some pent-up demand there in terms of your customer base that are using Azure and want to deploy Elastic on Azure?

Shay Banon: So a few points there. Because we have — when we say self-managed or on-prem, actually, we have many deployments on cloud that would cause that. So people like download our software, run it and there’s — actually, it’s a very popular deployment on Microsoft Azure already. So it’s just a question of whether our Elastic Cloud, our hosted offering, also supports Azure. It’s just a matter of investments. We mentioned that we’re making heavy investments in SaaS, and that’s just part of it. It’s like our cloud services is a fully functional hosted service. It’s a lot of work that needs to be done and it’s an investment on our end. And we don’t only do that investment on a level of just providing the ability to host Elasticsearch, but also, for example, with Google, we do deep billing integration with working with Google Cloud. We announced it a few months ago. We’re going to be part of their console. So it’s like you’ll go into the Google Cloud console, and you’ll see Elasticsearch there, and that will be our hosted service. So it’s part of what Thomas Kurian has been pushing for, and I’m happy that we’re part of that engagement.

Yes, so it just takes time. But we’re definitely seeing more and more customers coming to us and saying, “We don’t want to run on AWS. We want to run on Google Cloud or Azure. And obviously, we’re there to satisfy that need.

Unidentified Analyst: Do you have a sense for other self-managed customers? How many are deployed on-premise versus cloud? And has that started to really shift more towards the cloud over the last few years?

Shay Banon: It definitely has, but I can’t put like — we don’t have like quantifiable measures there. But definitely, we see a shift where we’re seeing more and more self-managed running on a certain cloud provider for various reasons sometimes, which is perfectly fine. It’s the same reasons that you have someone else. It’s like it gives us flexibility to have — our SaaS service has certain features. And if it doesn’t, you still — our users can still go and manage the deployment themselves however they want.

Unidentified Analyst: Right. So sticking on the SaaS business, I think roughly a year ago, you made some pricing changes to allow customers to have a little bit more flexibility based on their use cases and usage of memory. Can you just kind of recap what drove those changes? And I think you’re getting to a point now where you’re starting to lap them and if that should — is that kind of the only round of pricing you expect to do?

Shay Banon: Yes. So a few points about that. So this pricing change didn’t happen because we wanted to change pricing. It was like a major feature that we’re missing on our cloud a year ago,

which was the ability to have this mixed deployments, which is very, very common with our user base. So they’ll come and they’ll deploy and they’ll say, like, these data needs to be very fast and so like have really strong hardware supporting it and I’m okay if this data is slightly slower, so I want to have slightly cheaper hardware supporting it as a result of it. And then I can manage my cost. So we didn’t have that feature. We call it dedicated null types if you’ll go and try to find it. So it’s basically the ability to have like dedicated deployments and customization. So we didn’t have that feature. And a year ago, we launched it on our SaaS. And I think that, that was very important. And by the way, that’s a competitive advantage that we have, like other hosted services don’t have that capability. And we’re doubling down on that obviously.

And as a result of it, we’re also — the pricing changed just because of the way — it’s like before, we only had what we call a hot deployment. And now most people can go and have stored data for longer but storage is slightly more cheaply. So it was just a mix of change as a result of it, and the prices changed as well as a result of it. We don’t plan to do pricing changes. Like, we actually don’t like doing pricing changes. I don’t think it’s good when it comes to customer relationship. It’s not great. So we didn’t — we never viewed it as a pricing change, like a significant pricing change. We just enabled the feature, and then as a result, you have all the flexibility that you have. But yes — but our goal is to not necessarily do pricing changes. Actually, our goal is to keep the same price and the same packaging definitely in the short term because we think that that’s one of our competitive advantage. If you come to us for logs and you’ve just adopted APM, you pay us the same. Like — it’s not like we’re suddenly charging you for a whole space on APM and for data ingesting logs and for, I don’t know, [SEEDS] in SIEM or something along those lines. I think that, that’s a very strong statement and — that we’re making to the market that if markets converge, then it needs to go beyond just a single product. It needs to be packaging. It needs to be pricing. And that definitely resonates with our customers there. In the APM space, they don’t understand what is host-based pricing anymore. Like we don’t — we’re running Kubernetes, we’re running containers. What is a host becomes, again, like very different. And they struggle with that. And the fact that we don’t do that really resonates with them.

Unidentified Analyst: Right. Maybe just talk about some of the use cases that you see among your customer base. I mean, obviously, we’ve talked a lot about APM and security and logging. But I think one of the interesting things I observed during the IPO process was kind of the breadth of use cases, everything from kind of more back office logging stuff to also front office, Customer 360 even. I think you used the example in some presentations around connecting the Uber vehicle with the passenger or connecting 2 people on Tinder even. What are some of the other examples that you see your customers using? And do you find you typically land with those? Or that just kind of comes as a result of having success with maybe a logging use case?

Shay Banon: Yes. So I mean we spent a lot of time talking about logging and observability and application or enterprise search. But like in practice, Elasticsearch is powering a lot of the experiences that most of you have today that like you don’t even know. And I think Tinder is one of my favorite example because you don’t necessarily think about this matching between one person and another as a search use case, but it is. It’s like swiping, and then you need to suggest the next one and you need to plow through a lot of information and have a good ranking algorithm hopefully that makes it work. And we power these experiences in many different applications all over the world. And I’m excited about that. But then you get to a point where like how do you categorize this? Like is this — so for example, we call it application search and then we have enterprise search.

I do think that you touched on also another area, which is like if you have such a flexible system, then it’s like people start to use you for things that you never expected, and I love it. It’s like — we built something called Canvas that I mentioned a few times on the call, which is — basically, you think about it like this weird combination of PowerPoint and like an infographics builder that you can go and build on top of data that exists in Elasticsearch. And we built it because we saw people building very dense dashboards with very small fonts because the operations people like that because they can see as much information and probably like traders as well and like the very, very — and then you put that on a big screen, and it doesn’t look good. And you can’t use the same technology to put it on a big screen. And we want the CISOs or the CIOs to put our software on the big screen, to be as proud of it as the people that sits in the operations center and operate it. So we built a whole product called Canvas that allows you to build this very immersive visualizations that you now put on a big screen and you’re proud of what you’ve done.

And it was actually a beautiful thing to see because Endgame, the company that I mentioned before, they were working on — they’re using Elasticsearch behind the scene, and they’re working with integration with Elasticsearch. And then they upgraded. And a product intern built Canvas dashboard that they put in Black Hat on a huge screen, and it just looks very immersive. And it’s like she did it in like 2 hours or something like that on top of data that was already shared. And that was the main thing that Endgame was showing in their booth. It’s like that was the presentation that they were doing. And people walked around and looked at it and were very impressed.

Unidentified Analyst: Better keep that intern.

Shay Banon: Oh God, we’re working on that. Yes. But yes, so that’s exactly — that’s exciting. But then like how do you bucket that kind of a thing? Obviously, it’s going to help us in the — I think it’s going to help us in the security space because CISOs are very proud of what they’ve done and show it in like very big screens and what have you. But also, users started to use it for many different use cases.

Unidentified Analyst: So I think, historically, you’ve primarily targeted the developer with a lot of these technologies. But things like Canvas and even Kibana for visualizations have more similarities to almost like a Tableau or some of these modern BI self-service tools that can target a less technical user. Do you have any ambitions to go more into that space? And maybe it’s less of a familiar go-to-market notion and sales cycle, but would be curious to hear your thoughts on that.

Shay Banon: Yes. So there’s 2 ways to answer that question. So the first part is our go-to-market is extensively developer-led or operations-led. And the reason why we do it is we said it comes from the bottom-up adoption world. It’s like the fact that we have 0 gates to someone taking the product and testing it, to us, just shows that we’re building the right thing. And if we’re not, it allows us to move very fast to fix if we’re not building the right thing.

I think there’s a misconception that developers like complicated products. So I’m a developer by history. I don’t like complicated products. So it’s like if a product comes in and it’s complicated, it has a shelf life on it. I go like, okay, what are you giving me to justify the complexity? And what you’re giving me might be, we think that the observability market is going to converge. So we don’t have like the full story about APM yet. But if you stick with us, then in a year, you will. And then you don’t have to go and have a technology — another technology shift in a year. Then when I hear that, I go like, okay, I’m willing to suffer through maybe not the best APM product out there because I believe in the story, but the clock has ticked. There’s this clock going, and I hear it in my head. And that clock is ticking, and it goes like, “We have a year to figure out APM.” I mentioned that we’ve built a great a product.

And it’s the same thing for visualization, same thing for experiences. Developers prefer simple tools, and they always — like you have to go and make it simpler and simpler and simpler. Now there’s a very nice side benefit of doing that, which is like, suddenly, you might actually go and address a different market that might not be developers that are willing to do it, so people that go and build visualizations and engage with data. We have a Kibana data analyst course. And these are people that have no idea how to install Elasticsearch or run it or something along those lines, and it just — they equate themselves as Kibana data analysts. They open up Kibana in the morning. That’s why we still keep Kibana as a name when we called — don’t call it Elasticsearch UI. They open up Kibana in the morning, and they identify themselves with Kibana. Whether that’s a big use case now, no. But I think I like the seeding grounds, if you will. And by making Kibana simpler and more drag-and-drop and easier to use, which we’re working on, help satisfy the developer where the clock is ticking and you need to make things simpler, but also potentially open up new funds with other users, definitely.

Unidentified Analyst: So maybe just last question for you coming from the Founder and CEO perspective, what are your biggest areas you’re focusing on to take the company through the next year and into 2020?

Shay Banon: Yes. So obviously, with my background, I’m definitely a product-oriented CEO. So it’s like this is where I enjoy spending my time. I feel very comfortable there. I love spending time with all of the various product teams when it comes to analyzing new markets, new use cases or older ones. But I think that as a Founder and CEO, I think one of the things that I bring is just curiosity about things. You mentioned 606. Like I think 606 is very interesting. And like I went and read the whole spec.

Because when I talk to Janesh, our CFO, I need to be able to go and understand it. And you brainstorm about like how much do you recognize upfront, how much not, what is IP, how much IP did you deliver before versus the life cycle of the contract that you have. Like those are interesting questions that you need to be able to answer. So as a Founder and CEO as well, it’s like I make sure that I invest time in investing in all of these other areas and don’t only just confine myself to the product part where I feel the most comfortable at.

Unidentified Analyst: I’m regretting not asking you more financial questions.

Shay Banon: I might have read the spec about them. Yes.

Unidentified Analyst: All right. Well, that does it for time. Thanks a lot for joining us.

Shay Banon: Yes. Thank you. Cheers.

Additional Information and Where to Find It

Elastic N.V. (“Elastic”) has filed with the Securities and Exchange Commission (the “SEC”), and the parties plan to furnish to the security holders of Endgame, Inc. (“Endgame”) and Elastic, a Registration Statement on Form S-4 (File No. 333-232965), which constitutes a prospectus of Elastic and includes a proxy statement of Elastic in connection with the proposed merger of Avenger Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Elastic (“Merger Sub”) with and into Endgame (the “Merger”), whereupon the separate corporate existence of Merger Sub shall cease and Endgame shall continue as the surviving corporation of the Merger as a direct wholly-owned subsidiary of Elastic. The Registration Statement was declared effective by the SEC on September 3, 2019. The prospectus/proxy statement described above contains important information about Elastic, Endgame, the proposed Merger and related matters. The definitive proxy statement/prospectus will be mailed on or about September 9, 2019 to Elastic’s shareholders of record entitled to vote at the extraordinary general meeting of shareholders in connection with the proposed Merger. Investors and security holders are urged to read the prospectus/proxy statement carefully when it becomes available. Investors and security holders will be able to obtain free copies of these documents and other documents filed with the SEC by Elastic through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from Elastic by contacting Elastic’s Investor Relations by telephone at +1 (650) 695-1055 or by e-mail at ir@elastic.co, or by going to Elastic’s Investor Relations page at ir.elastic.co and clicking on the link titled “SEC Filings” under the heading “Financials.” These documents may also be obtained, without charge, by contacting Endgame’s COO and General Counsel by telephone at +1 (703) 650-1264 or by e-mail at dsaelinger@endgame.com.

The respective directors and executive officers of Endgame and Elastic may be deemed to be participants in the solicitation of proxies from the security holders of Elastic in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the prospectus/proxy statement described above. Additional information regarding Elastic’s directors and executive officers is included in Elastic’s proxy statement for its Annual General Meeting of Shareholders, which was filed with the SEC on August 27, 2019. This document is available from Elastic free of charge as described in the preceding paragraph.

Forward-Looking Statements

This communication contains forward-looking statements which include but are not limited to: Elastic’s ability to offer a comprehensive security solution focused on endpoint security and integrated with Elastic’s existing security efforts; Endgame’s EDR and EPP capabilities, in combination with Elastic’s security efforts, will help organizations extend threat hunting to the endpoint; the benefit to Elastic customers of deploying Endgame’s product; the benefit to Endgame customers of deploying the Elastic

Stack; our ability to successfully integrate our products, technologies and businesses; the ability to use Elastic search technology in combination with Endpoint data; our ability to successfully align our product roadmaps and go-to-market strategy; customer acceptance of our combined product lines and the value proposition of our combination; the future conduct and growth of our business and the markets in which we operate; our ability to obtain necessary regulatory approvals to close the Merger; our ability to obtain shareholder approval for the Merger; and the expected timing of the proposed Merger. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Our expectations and beliefs regarding these matters may not materialize. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, and the ability of Elastic to timely and successfully achieve the anticipated benefits of the Merger.

Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” and elsewhere in our most recent filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended April 30, 2019 and any subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC. SEC filings are available on the Investor Relations section of Elastic’s website at ir.elastic.co and the SEC’s website at www.sec.gov. Elastic assumes no obligation to, and does not currently intend to, update any such forward-looking statements after the date of this release, except as required by law.